Key metrics
	in / end of			% change
	1Q22	4Q21	1Q21	QoQ	YoY
Credit Suisse (CHF million)
Net revenues	4,412	4,582	7,574	(4)	(42)
Provision for credit losses	(110)	(20)	4,394	450	–
Total operating expenses	4,950	6,266	3,937	(21)	26
Loss before taxes	(428)	(1,664)	(757)	(74)	(43)
Loss attributable to shareholders	(273)	(2,085)	(252)	(87)	8
Cost/income ratio (%)	112.2	136.8	52.0	–	–
Effective tax rate (%)	35.3	(25.0)	69.5	–	–
Basic loss per share (CHF)	(0.10)	(0.83)	(0.10)	(88)	0
Diluted loss per share (CHF)	(0.10)	(0.83)	(0.10)	(88)	0
Return on equity (%)	(2.4)	(18.7)	(2.3)	–	–
Return on tangible equity (%)	(2.6)	(20.9)	(2.6)	–	–
Assets under management and net new assets (CHF billion)
Assets under management	1,554.9	1,614.0	1,596.0	(3.7)	(2.6)
Net new assets	7.9	1.6	28.4	393.8	(72.2)
Balance sheet statistics (CHF million)
Total assets	739,554	755,833	865,576	(2)	(15)
Net loans	287,682	291,686	304,188	(1)	(5)
Total shareholders' equity	44,442	43,954	44,590	1	0
Tangible shareholders' equity	41,204	40,761	39,707	1	4
Basel III regulatory capital and leverage statistics (%)
CET1 ratio	13.8	14.4	12.2	–	–
CET1 leverage ratio	4.3	4.3	3.8	–	–
Tier 1 leverage ratio	6.1	6.1	5.4	–	–
Share information
Shares outstanding (million)	2,556.1	2,569.7	2,364.0	(1)	8
of which common shares issued	2,650.7	2,650.7	2,447.7	0	8
of which treasury shares	(94.6)	(81.0)	(83.7)	17	13
Book value per share (CHF)	17.39	17.10	18.86	2	(8)
Tangible book value per share (CHF)	16.12	15.86	16.80	2	(4)
Market capitalization (CHF million)	19,272	23,295	24,009	(17)	(20)
Number of employees (full-time equivalents)
Number of employees	51,030	50,390	49,520	1	3
See relevant tables for additional information on these metrics.

Credit Suisse
In 1Q22, we recorded a net loss attributable to shareholders of CHF 273 million. Return on equity and return on tangible equity were (2.4)% and (2.6)%, respectively. As of the end of 1Q22, our CET1 ratio was 13.8%.
Results
	in / end of			% change
	1Q22	4Q21	1Q21	QoQ	YoY
Statements of operations (CHF million)
Net interest income	1,459	1,318	1,654	11	(12)
Commissions and fees	2,601	3,021	3,737	(14)	(30)
Trading revenues [1]	(36)	(151)	1,811	(76)	–
Other revenues	388	394	372	(2)	4
Net revenues	4,412	4,582	7,574	(4)	(42)
Provision for credit losses	(110)	(20)	4,394	450	–
Compensation and benefits	2,458	2,145	2,207	15	11
General and administrative expenses	2,148	2,182	1,376	(2)	56
Commission expenses	298	283	329	5	(9)
Goodwill impairment	0	1,623	0	(100)	–
Restructuring expenses	46	33	25	39	84
Total other operating expenses	2,492	4,121	1,730	(40)	44
Total operating expenses	4,950	6,266	3,937	(21)	26
Loss before taxes	(428)	(1,664)	(757)	(74)	(43)
Income tax expense/(benefit)	(151)	416	(526)	–	(71)
Net loss	(277)	(2,080)	(231)	(87)	20
Net income/(loss) attributable to noncontrolling interests	(4)	5	21	–	–
Net income/(loss) attributable to shareholders	(273)	(2,085)	(252)	(87)	8
Economic profit (CHF million)	(1,326)	(2,215)	(1,523)	(40)	(13)
Statement of operations metrics
Cost/income ratio (%)	112.2	136.8	52.0	–	–
Effective tax rate (%)	35.3	(25.0)	69.5	–	–
Earnings per share (CHF)
Basic earnings/(loss) per share	(0.10)	(0.83)	(0.10)	(88)	0
Diluted earnings/(loss) per share	(0.10)	(0.83)	(0.10)	(88)	0
Return on equity (%, annualized)
Return on equity	(2.4)	(18.7)	(2.3)	–	–
Return on tangible equity	(2.6)	(20.9)	(2.6)	–	–
Book value per share (CHF)
Book value per share	17.39	17.10	18.86	2	(8)
Tangible book value per share	16.12	15.86	16.80	2	(4)
Balance sheet statistics (CHF million)
Total assets	739,554	755,833	865,576	(2)	(15)
Risk-weighted assets	273,043	267,787	302,869	2	(10)
Leverage exposure	878,023	889,137	981,979	(1)	(11)
Number of employees (full-time equivalents)
Number of employees	51,030	50,390	49,520	1	3
1 Represent revenues on a product basis which are not representative of business results within our business segments as segment results utilize financial instruments across various product types.

Effective January 1, 2022, the Group was organized into four divisions – Wealth Management, Investment Bank, Swiss Bank and Asset Management – and four geographic regions – Switzerland, Europe, Middle East and Africa (EMEA), Asia Pacific and Americas, reflecting the strategic announcement made on November 4, 2021.
Results summary
1Q22 results
In 1Q22, Credit Suisse reported a net loss attributable to shareholders of CHF 273 million compared to a loss of CHF 252 million in 1Q21 and a loss of CHF 2,085 million in 4Q21. In 1Q22, Credit Suisse reported a loss before taxes of CHF 428 million, compared to loss of CHF 757 million in 1Q21 and a loss of CHF 1,664 million in 4Q21. Adjusted income before taxes in 1Q22 was CHF 300 million compared to CHF 3,596 million in 1Q21 and CHF 328 million in 4Q21.
Results details
Net revenues
In 1Q22, we reported net revenues of CHF 4,412 million, which decreased 42% compared to 1Q21, primarily reflecting lower net revenues in the Investment Bank, Wealth Management and the Corporate Center. The decrease in the Investment Bank was driven by lower sales and trading revenues, which included the impact of resizing its prime services franchise and also included Russia-related trading and fair value losses in its Global Trading Solutions (GTS) franchise, and reduced capital markets revenues. The decrease in Wealth Management reflected lower revenues across all revenue categories, including a loss on the equity investment in Allfunds Group of CHF 353 million. 1Q22 included negative net revenues of CHF 173 million in the Corporate Center. Adjusted net revenues in 1Q22 were CHF 4,582 million, a decrease of 38% compared to CHF 7,430 million in 1Q21.
Compared to 4Q21, net revenues decreased 4%, primarily reflecting lower net revenues in Wealth Management, the Corporate Center and the Swiss Bank, partially offset by higher net revenues in the Investment Bank. The decrease in Wealth Management mainly reflected lower other revenues, including the loss on the equity investment in Allfunds Group, partially offset by higher transaction- and performance-based revenues. The decrease in the Swiss Bank was mainly driven by lower other revenues. The increase in the Investment Bank reflected higher sales and trading revenues due to a seasonal increase in client activity and increased volatility, partially offset by reduced capital markets and advisory revenues. Adjusted net revenues increased 5% compared to CHF 4,384 million in 4Q21.
Provision for credit losses
In 1Q22, the release of provision for credit losses of CHF 110 million was mainly due to a release of CHF 156 million in the Investment Bank, partially offset by provision for credit losses of CHF 24 million in Wealth Management and CHF 23 million in the Swiss Bank. 1Q22 included a release of provision for credit losses of CHF 155 million in the Investment Bank pertaining to an assessment of the future recoverability of receivables related to Archegos Capital Management (Archegos).
Total operating expenses
Compared to 1Q21, total operating expenses of CHF 4,950 million increased 26%, mainly reflecting higher general and administrative expenses and higher compensation and benefits. General and administrative expenses increased 56%, primarily reflecting higher litigation provisions. Compensation and benefits increased 11%, mainly due to higher discretionary compensation expenses. Adjusted total operating expenses in 1Q22 were CHF 4,237 million, an increase of 9% compared to CHF 3,870 million in 1Q21.
Compared to 4Q21, total operating expenses decreased 21%, mainly reflecting a goodwill impairment of CHF 1,623 million in 4Q21. Total operating expenses also reflected a 2% decrease in general and administrative expenses, primarily due to lower professional services fees, partially offset by a 15% increase in compensation and benefits, mainly due to higher discretionary compensation expenses. Adjusted total operating expenses increased 4% compared to CHF 4,071 million in 4Q21.

Litigation
The Group recorded net litigation provisions of CHF 703 million in 1Q22, primarily relating to developments in a number of previously disclosed legal matters, primarily in the Corporate Center and Wealth Management. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for certain proceedings for which the Group believes an estimate is possible was zero to CHF 1.4 billion as of the end of 1Q22.
Income tax
In 1Q22, the income tax benefit of CHF 151 million, resulting in an effective tax rate of 35.3% for the quarter, mainly reflected the estimated effective tax rate for the full year, as applied to the 1Q22 results. The main drivers of the full year estimated effective tax rate were the impact of the geographical mix of results, valuation allowances relating to current year earnings and the non-deductible funding costs. Additionally, the 1Q22 tax benefit was negatively impacted by non-deductible provisions relating to a previously disclosed legal matter and a tax rate change in the UK, partially offset by the impact of the release of previously unrecognized tax benefits. Overall, net deferred tax assets increased CHF 306 million to CHF 3,259 million during 1Q22.
Regulatory capital
As of the end of 1Q22, our Bank for International Settlements (BIS) common equity tier 1 (CET1) ratio was 13.8% and our risk-weighted assets (RWA) were CHF 273.0 billion.
> Refer to “Additional financial metrics” for further information on regulatory capital.
Other information
AGM proposals
On March 30, 2022, Credit Suisse announced its agenda for the 2022 Annual General Meeting (AGM) of Shareholders, which included the following topics:
■ Discharge of members of the Board of Directors (Board) and the Executive Board: The Board proposes that the members of the Board and the Executive Board be granted discharge for the 2020 and 2021 financial years, excluding all issues related to the supply chain finance funds (SCFF) matter;
■ Creation of authorized capital: The Board proposes to reintroduce authorized share capital amounting to a maximum of CHF 5 million (equivalent to 125,000,000 registered shares) in order to preserve strategic and financial flexibility, including for a further development of business activities, and to ensure a sufficient reserve of authorized capital, in line with regulatory expectations; and
■ Board of Directors: The Board proposes Axel P. Lehmann for election as Chairman of the Board and Mirko Bianchi, Keyu Jin and Amanda Norton for election as non-executive Board members. Severin Schwan, Kai S. Nargolwala and Juan Colombas will not stand for re-election. All other members of the Board will stand for re-election for a further term of office of one year.
Russia’s invasion of Ukraine
In late February 2022, the Russian government launched a military attack on Ukraine. In response to Russia’s military attack, the US, EU, UK, Switzerland and other countries across the world imposed severe sanctions against Russia’s financial system and on Russian government officials and Russian business leaders. Sanctions beginning in February 2022 included limitations on the ability of certain Russian banks to access the SWIFT financial messaging service, restrictions on transactions with the Russian central bank, prohibitions on new investments in Russia, sanctions on Russian financial institutions, sanctions on critical major state-owned enterprises, sanctions on certain Russian government officials and their family members, sanctions on business elites, capital markets-related restrictions and deposit-related limitations. With regard to our exposure to the impact of Russia’s invasion of Ukraine, our 1Q22 results were adversely affected by an aggregate amount of CHF 206 million of negative revenues, provisions for credit losses and trading losses. The Group continues to assess the impact of the sanctions already imposed, and potential future escalations, on its exposures and client relationships. As of March 31, 2022, the Group had a net credit exposure to Russia, after specific allowances and provisions for credit losses and valuation adjustments, of CHF 373 million, primarily to financial institutions. In addition, Russian subsidiaries had a net asset value of approximately CHF 0.2 billion as of March 31, 2022. As of March 31, 2022, we had minimal total credit exposures towards specifically sanctioned individuals managed by our Wealth Management division. The Group is currently monitoring settlement risk on certain open transactions with Russian counterparties; market closures, the imposition of exchange controls, sanctions or other factors may limit the Group’s ability to settle existing transactions or realize on collateral, which could result in unexpected increases in exposures. The Group notes that these recent developments may continue to affect its financial performance, including credit loss estimates and potential asset impairments.
Strategic Regulatory Remediation Committee
In April 2022, Credit Suisse established the Strategic Regulatory Remediation Committee (SRRC) at the Executive Board level, chaired by the Chief Risk Officer. The SRRC will oversee the strategic regulatory remediation of Credit Suisse, which is intended to strengthen our organization and deliver on our regulatory programs.

Supply chain finance funds matter
As previously reported, in early March 2021, the boards of four supply chain finance funds managed by certain Group subsidiaries decided to suspend redemptions and subscriptions of those funds to protect the interests of the funds’ investors, to terminate the SCFF and to proceed to their liquidation. Credit Suisse Asset Management (Schweiz) AG acts as the portfolio manager of the SCFF.
In March 2022, Credit Suisse received a proposal from Ethos Foundation and other shareholders requesting information and that a special audit be conducted in connection with the SCFF and “Suisse Secrets” matters. The Board responded to the request for information with answers, which were made publicly available on the Credit Suisse website. The answers included, among other things, details related to SCFF on the insurance coverage applied to the various funds, the amounts paid out by funds and the ongoing efforts to recover additional amounts through insurance claims and litigation, including a statement that it is expected that litigation will be necessary to enforce claims against individual debtors and the insurance companies, which may take around five years. The answers also included information on the “Suisse Secrets” matter.
Beginning in 4Q21, we introduced a fee waiver program for clients impacted by this matter wherein certain commissions and fees arising from current and future business transactions may be reimbursed on a quarterly basis, provided certain conditions are met. We incurred negative revenues of CHF 29 million in 1Q22 relating to this fee waiver program, primarily in Wealth Management.
Significant negative consequences of the supply chain finance funds and Archegos matters
There can be no assurance that any additional losses, damages, costs and expenses, as well as any further regulatory and other investigations and actions or any further downgrade of our credit ratings, will not be material to us, including from any impact on our business, financial condition, results of operations, prospects, liquidity or capital position.
> Refer to “Risk factors” in I – Information on the company and “Note 40 - Litigation” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on risks that may arise in relation to these matters and for a description of the regulatory and legal developments relating to these matters.
Share buyback
On December 30, 2021, we completed the 2021 share buyback program. Shares repurchased in 2021 were originally expected to be cancelled by means of a capital reduction at the 2022 AGM. The Board decided to retain the shares but may propose their cancellation at a later AGM.
Performance measures
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity, a non-GAAP financial measure also known as tangible book value. Tangible shareholders' equity is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet. In addition, Credit Suisse also measures the efficiency of the firm and its divisions with regard to the usage of regulatory capital. Regulatory capital is calculated as the average of 13.5% of RWA and 4.25% of leverage exposure and return on regulatory capital, a non-GAAP financial measure, is calculated using income/(loss) after tax and assumes a tax rate of 30% for periods prior to 2020 and 25% from 2020 onward. For the Investment Bank, return on regulatory capital is based on US dollar denominated numbers. Return on regulatory capital excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology. Adjusted return on regulatory capital excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology.
The Group’s economic profit is a non-GAAP financial measure, calculated using income/(loss) before tax applying a 25% tax rate less a capital charge. The capital charge is calculated based on the sum of (i) a cost of capital applied to the average regulatory capital of each of the four divisions; and (ii) a 10% cost of capital applied to the residual of the Group’s average tangible equity less the sum of the regulatory capital of the four divisions. The applied cost of capital for the divisions is 8% for Wealth Management, the Swiss Bank and Asset Management and 12% for the Investment Bank. Adjusted economic profit excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology.
Management believes that these metrics are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Results overview
in / end of	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
1Q22 (CHF million)
Net revenues	1,177	1,938	1,109	361	(173)	4,412
Provision for credit losses	24	(156)	23	0	(1)	(110)
Compensation and benefits	749	1,098	391	165	55	2,458
Total other operating expenses	761	872	224	143	492	2,492
of which general and administrative expenses	662	693	193	114	486	2,148
of which restructuring expenses	10	36	1	0	(1)	46
Total operating expenses	1,510	1,970	615	308	547	4,950
Income/(loss) before taxes	(357)	124	471	53	(719)	(428)
Economic profit (CHF million)	(448)	(297)	154	28	–	(1,326)
Cost/income ratio (%)	128.3	101.7	55.5	85.3	–	112.2
Total assets	204,256	253,958	222,152	3,659	55,529	739,554
Goodwill	1,328	0	489	1,114	0	2,931
Risk-weighted assets	60,226	85,464	70,466	8,107	48,780	273,043
Leverage exposure	233,460	335,763	247,624	2,792	58,384	878,023
4Q21 (CHF million)
Net revenues	1,377	1,666	1,209	399	(69)	4,582
Provision for credit losses	(7)	(7)	(4)	(2)	0	(20)
Compensation and benefits	700	953	331	156	5	2,145
Total other operating expenses	527	2,708	275	152	459	4,121
of which general and administrative expenses	435	941	240	120	446	2,182
of which goodwill impairment	0	1,623	0	0	0	1,623
of which restructuring expenses	7	25	1	0	0	33
Total operating expenses	1,227	3,661	606	308	464	6,266
Income/(loss) before taxes	157	(1,988)	607	93	(533)	(1,664)
Economic profit (CHF million)	(68)	(1,897)	256	57	–	(2,215)
Cost/income ratio (%)	89.1	219.7	50.1	77.2	–	136.8
Total assets	201,326	274,112	221,478	3,603	55,314	755,833
Goodwill	1,323	0	487	1,107	0	2,917
Risk-weighted assets	59,974	84,313	68,764	8,446	46,290	267,787
Leverage exposure	233,228	347,774	247,509	2,737	57,889	889,137
1Q21 (CHF million)
Net revenues	2,085	3,884	1,031	400	174	7,574
Provision for credit losses	13	4,365	26	0	(10)	4,394
Compensation and benefits	664	975	378	155	35	2,207
Total other operating expenses	430	854	215	114	117	1,730
of which general and administrative expenses	335	673	180	86	102	1,376
of which restructuring expenses	3	17	7	1	(3)	25
Total operating expenses	1,094	1,829	593	269	152	3,937
Income/(loss) before taxes	978	(2,310)	412	131	32	(757)
Economic profit (CHF million)	544	(2,194)	105	84	–	(1,523)
Cost/income ratio (%)	52.5	47.1	57.5	67.3	–	52.0
Total assets	217,775	356,359	229,782	4,163	57,497	865,576
Goodwill	1,351	1,658	496	1,139	0	4,644
Risk-weighted assets	68,130	109,654	73,361	9,797	41,927	302,869
Leverage exposure	245,191	417,826	253,833	3,380	61,749	981,979

Reconciliation of adjustment items
Results excluding certain items included in our reported results are non-GAAP financial measures. Following the reorganization implemented at the beginning of 2022, we have amended the presentation of our adjusted results. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.
in	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
1Q22 (CHF million)
Net revenues	1,177	1,938	1,109	361	(173)	4,412
Real estate (gains)/losses	(25)	(53)	(84)	(2)	0	(164)
(Gains)/losses on business sales	3	0	0	0	0	3
(Gain)/loss on equity investment in Allfunds Group	353	0	0	0	0	353
(Gain)/loss on equity investment in SIX Group AG	(2)	0	(3)	0	0	(5)
Archegos	0	(17)	0	0	0	(17)
Adjusted net revenues	1,506	1,868	1,022	359	(173)	4,582
Provision for credit losses	24	(156)	23	0	(1)	(110)
Archegos	0	155	0	0	0	155
Adjusted provision for credit losses	24	(1)	23	0	(1)	45
Total operating expenses	1,510	1,970	615	308	547	4,950
Restructuring expenses	(10)	(36)	(1)	0	1	(46)
Major litigation provisions	(230)	0	0	0	(423)	(653)
Expenses related to real estate disposals	0	(3)	0	0	0	(3)
Archegos	0	(11)	0	0	0	(11)
Adjusted total operating expenses	1,270	1,920	614	308	125	4,237
Income/(loss) before taxes	(357)	124	471	53	(719)	(428)
Adjusted income/(loss) before taxes	212	(51)	385	51	(297)	300
Adjusted economic profit	(21)	(428)	90	27	–	(786)
Adjusted return on tangible equity (%)	–	–	–	–	–	4.3

Reconciliation of adjustment items (continued)
in	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
4Q21 (CHF million)
Net revenues	1,377	1,666	1,209	399	(69)	4,582
Real estate (gains)/losses	(19)	0	(205)	0	0	(224)
(Gains)/losses on business sales	(17)	0	0	0	4	(13)
(Gain)/loss on equity investment in Allfunds Group	(31)	0	0	0	0	(31)
(Gain)/loss on equity investment in SIX Group AG	35	0	35	0	0	70
Adjusted net revenues	1,345	1,666	1,039	399	(65)	4,384
Provision for credit losses	(7)	(7)	(4)	(2)	0	(20)
Archegos	0	5	0	0	0	5
Adjusted provision for credit losses	(7)	(2)	(4)	(2)	0	(15)
Total operating expenses	1,227	3,661	606	308	464	6,266
Goodwill impairment	0	(1,623)	0	0	0	(1,623)
Restructuring expenses	(7)	(25)	(1)	0	0	(33)
Major litigation provisions	(3)	(149)	0	0	(362)	(514)
Expenses related to real estate disposals	(3)	(8)	0	0	0	(11)
Archegos	0	(19)	0	0	5	(14)
Adjusted total operating expenses	1,214	1,837	605	308	107	4,071
Income/(loss) before taxes	157	(1,988)	607	93	(533)	(1,664)
Adjusted income/(loss) before taxes	138	(169)	438	93	(172)	328
Adjusted economic profit	(82)	(533)	129	57	–	(842)
Adjusted return on tangible equity (%)	–	–	–	–	–	(1.0)
1Q21 (CHF million)
Net revenues	2,085	3,884	1,031	400	174	7,574
(Gain)/loss on equity investment in Allfunds Group	(144)	0	0	0	0	(144)
Adjusted net revenues	1,941	3,884	1,031	400	174	7,430
Provision for credit losses	13	4,365	26	0	(10)	4,394
Archegos	0	(4,430)	0	0	0	(4,430)
Adjusted provision for credit losses	13	(65)	26	0	(10)	(36)
Total operating expenses	1,094	1,829	593	269	152	3,937
Restructuring expenses	(3)	(17)	(7)	(1)	3	(25)
Major litigation provisions	11	0	0	0	(15)	(4)
Expenses related to real estate disposals	(4)	(33)	0	(1)	0	(38)
Adjusted total operating expenses	1,098	1,779	586	267	140	3,870
Income/(loss) before taxes	978	(2,310)	412	131	32	(757)
Adjusted income before taxes	830	2,170	419	133	44	3,596
Adjusted economic profit	433	1,165	111	86	–	1,726
Adjusted return on tangible equity (%)	–	–	–	–	–	34.4

Results by region
	in / end of			% change
	1Q22	4Q21	1Q21	QoQ	YoY
Switzerland region (CHF billion)
Net revenues	1.6	1.6	1.6	0	0
Adjustments	(0.1)	(0.1)	0.0	0	–
Adjusted net revenues	1.5	1.5	1.6	0	(6)
Total operating expenses	1.0	0.9	0.9	11	11
Adjustments	0.0	0.0	0.0	–	–
Adjusted total operating expenses	1.0	0.9	0.9	11	11
Income/(loss) before taxes	0.6	0.7	0.6	(14)	0
Adjustments [1]	(0.1)	(0.2)	0.0	(50)	–
Adjusted income/(loss) before taxes	0.5	0.5	0.6	0	(17)
EMEA (CHF billion)
Net revenues	0.6	1.0	1.5	(40)	(60)
Adjustments	0.4	(0.1)	(0.2)	–	–
Adjusted net revenues	1.0	0.9	1.3	11	(23)
Total operating expenses	1.4	1.1	1.0	27	40
Adjustments	(0.3)	0.0	(0.1)	–	200
Adjusted total operating expenses	1.1	1.1	0.9	0	22
Income/(loss) before taxes	(0.7)	(0.1)	0.5	–	–
Adjustments [2]	0.6	0.0	(0.1)	–	–
Adjusted income/(loss) before taxes	(0.1)	(0.1)	0.4	0	–
Asia Pacific (CHF billion)
Net revenues	0.7	0.8	1.4	(13)	(50)
Adjustments	0.0	0.0	0.0	–	–
Adjusted net revenues	0.7	0.8	1.4	(13)	(50)
Total operating expenses	0.8	0.8	0.7	0	14
Adjustments	0.0	(0.1)	0.0	100	–
Adjusted total operating expenses	0.8	0.7	0.7	14	14
Income/(loss) before taxes	(0.1)	0.0	0.7	–	–
Adjustments [3]	0.0	0.1	0.0	(100)	–
Adjusted income/(loss) before taxes	(0.1)	0.1	0.7	–	–
Americas (CHF billion)
Net revenues	1.6	1.3	2.9	23	(45)
Adjustments	(0.1)	0.0	0.0	–	–
Adjusted net revenues	1.5	1.3	2.9	15	(48)
Provision for credit losses	(0.2)	0.0	4.3	–	–
Adjustments	0.2	0.0	(4.4)	–	–
Adjusted provision for credit losses	0.0	0.0	(0.1)	–	100
Total operating expenses	1.2	3.0	1.2	(60)	0
Adjustments	0.0	(1.7)	0.0	100	–
Adjusted total operating expenses	1.2	1.3	1.2	(8)	0
Income/(loss) before taxes	0.5	(1.7)	(2.6)	–	–
Adjustments [4]	(0.2)	1.7	4.4	–	–
Adjusted income/(loss) before taxes	0.3	0.0	1.8	–	(83)
Rounding differences may occur. Does not include the results of the Corporate Center. A significant portion of our business requires inter-regional coordination in order to facilitate the needs of our clients. The methodology for allocating our results by region is dependent on management judgment. For Wealth Management, results are allocated based on the management reporting structure of our relationship manager organization. For the Investment Bank, trading results are allocated based on where the risk is primarily managed, while also reflecting certain revenue transfers to regions where the relevant sales teams and clients are domiciled. For Swiss Bank, results are all generated within Switzerland. For Asset Management, results are allocated based on where the product or fund is primarily managed. Operating expenses for the Investment Bank and Asset Management follow the above assumptions, while direct non-compensation and corporate function expenses are allocated to the regions applying relative base salaries as a proxy. Regional results reflect the same adjustments as shown in our divisional results, some of which may be too small to be reflected in the above table, which is presented in CHF billions.

1 Includes real estate gains of CHF 0.1 billion in 1Q22 and CHF 0.2 billion in 4Q21.
2
Includes a loss on the equity investment in Allfunds Group of CHF 0.4 billion and major litigation provision of CHF 0.2 billion in 1Q22 and a gain on the equity investment in Allfunds Group of CHF 0.1 billion in 1Q21.

3 Includes a goodwill impairment of CHF 0.1 billion in 4Q21.
4
Includes a release of a provision of credit losses of CHF 0.2 billion related to Archegos in 1Q22, a goodwill impairment of CHF 1.5 billion and major litigation provisions of CHF 0.1 billion in 4Q21 and a provision for credit losses of CHF 4.4 billion related to Archegos in 1Q21.

Wealth Management
In 1Q22, we reported a loss before taxes of CHF 357 million compared to income before taxes of CHF 978 million in 1Q21 and CHF 157 million in 4Q21. Net revenues of CHF 1,177 million decreased 44% compared to 1Q21, primarily reflecting the impact from our equity investment in Allfunds Group and lower transaction-based revenues.
Results summary
1Q22 results
In 1Q22, we reported a loss before taxes of CHF 357 million, a decrease of CHF 1,335 million compared to 1Q21. Net revenues of CHF 1,177 million decreased 44%, reflecting lower revenues across all revenue categories. Other revenues in 1Q22 included a loss on the equity investment in Allfunds Group of CHF 353 million. Other revenues in 1Q21 included a gain on the equity investment in Allfunds Group of CHF 144 million. We recorded provision for credit losses of CHF 24 million compared to provision for credit losses of CHF 13 million in 1Q21. Total operating expenses of CHF 1,510 million increased 38%, mainly driven by higher litigation provisions and higher compensation and benefits.
Compared to 4Q21, income before taxes decreased CHF 514 million. Net revenues decreased 15%, mainly reflecting lower other revenues, partially offset by higher transaction- and performance-based revenues. Other revenues in 1Q22 included the loss on the equity investment in Allfunds Group. Other revenues in 4Q21 included a gain on the equity investment in Allfunds Group, a gain on the sale of real estate and gains on the sale of businesses, partially offset by a loss on the equity investment in SIX Swiss Exchange (SIX). We recorded provision for credit losses of CHF 24 million compared to a release of provision for credit losses of CHF 7 million in 4Q21. Total operating expenses increased 23%, mainly reflecting higher litigation provisions and higher compensation and benefits.
Capital and leverage metrics
As of the end of 1Q22, we reported RWA of CHF 60.2 billion, an increase of CHF 0.3 billion compared to the end of 4Q21, mainly related to the foreign exchange impact, largely offset by movements in risk levels, primarily in credit risk. Leverage exposure of CHF 233.5 billion was CHF 0.2 billion higher compared to the end of 4Q21, mainly reflecting an increase in high-quality liquid assets (HQLA), largely offset by lower business usage.
Divisional results
	in / end of			% change
	1Q22	4Q21	1Q21	QoQ	YoY
Statements of operations (CHF million)
Net revenues	1,177	1,377	2,085	(15)	(44)
Provision for credit losses	24	(7)	13	–	85
Compensation and benefits	749	700	664	7	13
General and administrative expenses	662	435	335	52	98
Commission expenses	89	85	92	5	(3)
Restructuring expenses	10	7	3	–	–
Total other operating expenses	761	527	430	44	77
Total operating expenses	1,510	1,227	1,094	23	38
Income/(loss) before taxes	(357)	157	978	–	–
Economic profit (CHF million)	(448)	(68)	544	–	–
Statement of operations metrics
Return on regulatory capital (%)	(11.9)	5.1	31.0	–	–
Cost/income ratio (%)	128.3	89.1	52.5	–	–

Divisional results (continued)
	in / end of			% change
	1Q22	4Q21	1Q21	QoQ	YoY
Net revenue detail (CHF million)
Net interest income	514	502	561	2	(8)
Recurring commissions and fees	420	432	444	(3)	(5)
Transaction- and performance-based revenues	578	413	938	40	(38)
Other revenues	(335)	30	142	–	–
Net revenues	1,177	1,377	2,085	(15)	(44)
Balance sheet statistics (CHF million)
Total assets	204,256	201,326	217,775	1	(6)
Risk-weighted assets	60,226	59,974	68,130	0	(12)
Leverage exposure	233,460	233,228	245,191	0	(5)
Client business volume (CHF billion)
Client assets [1]	942.7	995.7	1,029.0	(5)	(8)
Net loans	97.1	103.0	113.5	(6)	(14)
Client business volume	1,039.8	1,098.7	1,142.5	(5)	(9)
Margins on assets under management (annualized) (bp)
Gross margin [2]	65	73	114	–	–
Net margin [3]	(20)	8	54	–	–
Number of relationship managers
Number of relationship managers	1,940	1,890	1,900	3	2
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction- and performance-based income.

1
Client assets is a broader measure than assets under management as it includes transactional accounts and assets under custody (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

2 Net revenues divided by average assets under management.
3 Income before taxes divided by average assets under management.
Reconciliation of adjustment items
	Wealth Management
in	1Q22		4Q21	1Q21
Results (CHF million)
Net revenues	1,177		1,377	2,085
Real estate (gains)/losses	(25)	[1]	(19)	0
(Gains)/losses on business sales	3		(17)	0
(Gain)/loss on equity investment in Allfunds Group	353		(31)	(144)
(Gain)/loss on equity investment in SIX Group AG	(2)		35	0
Adjusted net revenues	1,506		1,345	1,941
Provision for credit losses	24		(7)	13
Total operating expenses	1,510		1,227	1,094
Restructuring expenses	(10)		(7)	(3)
Major litigation provisions	(230)		(3)	11
Expenses related to real estate disposals	0		(3)	(4)
Adjusted total operating expenses	1,270		1,214	1,098
Income/(loss) before taxes	(357)		157	978
Adjusted income before taxes	212		138	830
Adjusted economic profit	(21)		(82)	433
Adjusted return on regulatory capital (%)	7.1		4.5	26.3
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.
1 Of which CHF 20 million is reflected in other revenues and CHF 5 million is reflected in transaction- and performance-based revenues.

Results details
Net revenues
Compared to 1Q21, net revenues of CHF 1,177 million decreased 44%, reflecting lower revenues across all revenue categories. Other revenues in 1Q22 included the loss on the equity investment in Allfunds Group of CHF 353 million, partially offset by gains on the sale of real estate of CHF 20 million. Other revenues in 1Q21 included a gain on the equity investment in Allfunds Group of CHF 144 million. Transaction- and performance-based revenues of CHF 578 million decreased 38%, mainly driven by lower revenues from GTS, lower brokerage and product issuing fees, including lower structured product issuances, and lower corporate advisory fees from integrated solutions. Net interest income of CHF 514 million decreased 8%, mainly reflecting stable loan margins on lower average loan volumes and lower treasury revenues. Recurring commissions and fees of CHF 420 million decreased 5%, mainly driven by the negative impact from the SCFF fee waiver program, lower investment product fees, lower wealth structuring solutions fees and lower fees from lending activities, partially offset by higher discretionary mandate management fees.
Compared to 4Q21, net revenues decreased 15%, mainly reflecting lower other revenues and lower recurring commission and fees, partially offset by higher transaction- and performance-based revenues and higher net interest income. Other revenues in 1Q22 included the loss on the equity investment in Allfunds Group, partially offset by the gains on the sale of real estate. Other revenues in 4Q21 included the gain on the equity investment in Allfunds Group of CHF 31 million, the gain on the sale of real estate of CHF 19 million and the gains on the sale of businesses of CHF 17 million, partially offset by the loss on the equity investment in SIX of CHF 35 million. Recurring commissions and fees decreased 3%, mainly reflecting lower investment product fees and lower wealth structuring solutions fees, partially offset by higher fee income on lending activities and higher discretionary mandate management fees. Transaction- and performance-based revenues increased 40%, mainly reflecting higher revenues from GTS and higher client activity. Net interest income increased 2%, mainly reflecting higher deposit margins on stable average deposit volumes, partially offset by higher loan margins on lower average loan volumes.
Provision for credit losses
The loan portfolio comprises of lombard lending, mortgages, ship finance, export finance, aviation and yacht finance and structured corporate lending.
In 1Q22, we recorded provision for credit losses of CHF 24 million, compared to provision for credit losses of CHF 13 million in 1Q21 and a release of provision for credit losses of CHF 7 million in 4Q21. The provisions in 1Q22 included CHF 40 million relating to Russia’s invasion of Ukraine, primarily reflecting non-specific provisions for expected credit losses due to increased credit risk. This was partially offset by a reduction of non-specific provisions related to ship finance.
Total operating expenses
Compared to 1Q21, total operating expenses of CHF 1,510 million increased 38%, mainly driven by higher general and administrative expenses and higher compensation and benefits. General and administrative expenses of CHF 662 million increased 98%, mainly driven by higher litigation provisions, higher allocated corporate function costs and higher professional services fees. Compensation and benefits of CHF 749 million increased 13%, mainly driven by higher discretionary compensation expenses, higher salaries and higher allocated corporate function costs.
Compared to 4Q21, total operating expenses increased 23%, mainly reflecting higher general and administrative expenses and higher compensation and benefits. General and administrative expenses increased 52%, mainly reflecting higher litigation provisions. Compensation and benefits increased 7%, primarily reflecting higher allocated corporate function costs, discretionary compensation expenses, deferred compensation expenses from prior-year awards, salaries and social security and pension expenses.
Margins
Our gross margin was 65 basis points in 1Q22, a decrease of 49 basis points compared to 1Q21, mainly driven by lower other revenues and lower transaction- and performance-based revenues. Compared to 4Q21, our gross margin was 8 basis points lower, mainly reflecting lower other revenues, partially offset by higher transaction- and performance-based revenues and a 4.0% decrease in average assets under management.
> Refer to “Assets under management” for further information.
Our net margin was negative 20 basis points in 1Q22, a decrease of 73 basis points compared to 1Q21, mainly reflecting lower net revenues and higher total operating expenses. Compared to 4Q21, our net margin was 28 basis points lower, mainly reflecting higher total operating expenses and lower net revenues.

Assets under management
As of the end of 1Q22, assets under management of CHF 707.0 billion were CHF 35.6 billion lower compared to the end of 4Q21, driven by unfavorable market movements and structural effects, including certain de-risking measures and CHF 10.4 billion related to the sanctions imposed in connection with the Russian invasion of Ukraine, partially offset by favorable foreign exchange-related movements and net new assets. Net new assets of CHF 4.8 billion mainly reflected inflows from our Swiss ultra-high-net-worth business, Asia Pacific and our external asset manager business.
Assets under management
	in / end of			% change
	1Q22	4Q21	1Q21	QoQ	YoY
Assets under management (CHF billion)
Assets under management	707.0	742.6	757.0	(4.8)	(6.6)
Average assets under management	724.4	754.6	728.8	(4.0)	(0.6)
Assets under management by currency (CHF billion)
USD	344.0	366.6	361.6	(6.2)	(4.9)
EUR	133.4	143.1	152.3	(6.8)	(12.4)
CHF	75.8	78.6	72.4	(3.6)	4.7
Other	153.8	154.3	170.7	(0.3)	(9.9)
Assets under management	707.0	742.6	757.0	(4.8)	(6.6)
Growth in assets under management (CHF billion)
Net new assets	4.8	(2.9)	14.5	–	–
Other effects	(40.4)	(15.1)	35.6	–	–
of which market movements	(31.6)	6.8	6.9	–	–
of which foreign exchange	6.5	(18.9)	33.0	–	–
of which other	(15.3)	(3.0)	(4.3)	–	–
Growth in assets under management	(35.6)	(18.0)	50.1	–	–
Growth in assets under management (annualized) (%)
Net new assets	2.6	(1.5)	8.2	–	–
Other effects	(21.8)	(8.0)	20.1	–	–
Growth in assets under management (annualized)	(19.2)	(9.5)	28.3	–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	0.1	1.5	4.6	–	–
Other effects	(6.7)	3.6	14.4	–	–
Growth in assets under management (rolling four-quarter average)	(6.6)	5.1	19.0	–	–

Investment Bank
In 1Q22, we reported income before taxes of CHF 124 million, compared to a loss before taxes of CHF 2,310 million in 1Q21, which included a charge related to Archegos. Net revenues of CHF 1,938 million decreased 50% compared to a strong 1Q21, and were negatively affected by volatile market conditions due to Russia's invasion of Ukraine and the impact of de-risking.
Results summary
1Q22 results
In 1Q22, we reported income before taxes of CHF 124 million, compared to a loss before taxes of CHF 2,310 million in 1Q21. Adjusted loss before taxes was CHF 51 million in 1Q22, reflecting reduced client activity across businesses, lower capital usage and geopolitical instability. Net revenues of CHF 1,938 million decreased 50% compared to a strong 1Q21, driven by lower sales and trading revenues, which included the impact of resizing our prime services franchise and also included Russia-related trading and fair value losses of CHF 89 million in our GTS franchise, and reduced capital markets revenues. In addition, 1Q22 revenues included a gain on the sale of real estate of CHF 53 million. We recorded a release of provision for credit losses of CHF 156 million, compared to provision for credit losses of CHF 4,365 million in 1Q21. The provision for credit losses in 1Q21 was driven by a charge of CHF 4,430 million, or USD 4,707 million, related to Archegos. Total operating expenses of CHF 1,970 million increased 8% compared to 1Q21, primarily reflecting higher compensation and benefits.
Compared to 4Q21, net revenues increased 16%, reflecting higher sales and trading revenues due to a seasonal increase in client activity and increased volatility, partially offset by reduced capital markets and advisory revenues. We recorded a release of provision for credit losses of CHF 156 million, compared to a release of provision for credit losses of CHF 7 million in 4Q21. Total operating expenses decreased 46%, primarily due to a goodwill impairment charge of CHF 1,623 million in 4Q21. Adjusted total operating expenses increased 5% compared to 4Q21.
Capital and leverage metrics
As of the end of 1Q22, RWA were USD 92.6 billion, an increase of USD 0.4 billion compared to the end of 4Q21, driven by higher levels of market risk and impact of changes in certain loan commitment and derivative classifications, partially offset by business reductions, including the impact of resizing our prime services franchise. Leverage exposure was USD 363.9 billion, a decrease of USD 16.4 billion compared to the end of 4Q21, primarily due to reductions in prime services and a decrease in HQLA, partially offset by a seasonal increase in business activity.
Divisional results
	in / end of			% change
	1Q22	4Q21	1Q21	QoQ	YoY
Statements of operations (CHF million)
Net revenues	1,938	1,666	3,884	16	(50)
Provision for credit losses	(156)	(7)	4,365	–	–
Compensation and benefits	1,098	953	975	15	13
General and administrative expenses	693	941	673	(26)	3
Commission expenses	143	119	164	20	(13)
Goodwill impairment	0	1,623	0	(100)	–
Restructuring expenses	36	25	17	44	112
Total other operating expenses	872	2,708	854	(68)	2
Total operating expenses	1,970	3,661	1,829	(46)	8
Income/(loss) before taxes	124	(1,988)	(2,310)	–	–
Economic profit (CHF million)	(297)	(1,897)	(2,194)	(84)	(86)
Statement of operations metrics
Return on regulatory capital (%)	2.8	(44.5)	(42.4)	–	–
Cost/income ratio (%)	101.7	219.7	47.1	–	–

Divisional results (continued)
	in / end of			% change
	1Q22	4Q21	1Q21	QoQ	YoY
Net revenue detail (CHF million)
Fixed income sales and trading	741	460	1,469	61	(50)
Equity sales and trading	504	370	937	36	(46)
Capital markets	430	535	1,244	(20)	(65)
Advisory and other fees	204	303	235	(33)	(13)
Other revenues [1]	59	(2)	(1)	–	–
Net revenues	1,938	1,666	3,884	16	(50)
Balance sheet statistics (CHF million)
Total assets	253,958	274,112	356,359	(7)	(29)
Risk-weighted assets	85,464	84,313	109,654	1	(22)
Risk-weighted assets (USD)	92,632	92,193	116,527	0	(21)
Leverage exposure	335,763	347,774	417,826	(3)	(20)
Leverage exposure (USD)	363,921	380,278	444,012	(4)	(18)
1 Other revenues include treasury funding costs and changes in the carrying value of certain investments.
Reconciliation of adjustment items
	Investment Bank
in	1Q22	4Q21	1Q21
Results (CHF million)
Net revenues	1,938	1,666	3,884
Real estate (gains)/losses	(53)	0	0
Archegos	(17)	0	0
Adjusted net revenues	1,868	1,666	3,884
Provision for credit losses	(156)	(7)	4,365
Archegos	155	5	(4,430)
Adjusted provision for credit losses	(1)	(2)	(65)
Total operating expenses	1,970	3,661	1,829
Goodwill impairment	0	(1,623)	0
Restructuring expenses	(36)	(25)	(17)
Major litigation provisions	0	(149)	0
Expenses related to real estate disposals	(3)	(8)	(33)
Archegos	(11)	(19)	0
Adjusted total operating expenses	1,920	1,837	1,779
Income/(loss) before taxes	124	(1,988)	(2,310)
Adjusted income/(loss) before taxes	(51)	(169)	2,170
Adjusted economic profit	(428)	(533)	1,165
Adjusted return on regulatory capital (%)	(1.2)	(3.8)	42.2
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.
Results details
Fixed income sales and trading
In 1Q22, fixed income revenues of CHF 741 million decreased 50% compared to a record 1Q21, reflecting lower revenues across products, including trading losses related to Russia's invasion of Ukraine. Market conditions were characterized by higher levels of volatility due to geopolitical and macroeconomic uncertainties including increased interest rate volatility, high levels of inflation and increased energy prices. Securitized products revenues decreased significantly compared to a strong prior year, driven by reduced agency and non-agency trading activity. Emerging markets revenues decreased significantly, driven by the trading losses related to Russia's invasion of Ukraine. In addition, global credit products revenues decreased, reflecting lower leveraged finance and investment grade trading revenues, particularly in the US due to high levels of volatility and reduced trading volumes. Macro products revenues declined, driven by lower revenues in our foreign exchange business, particularly in Turkey, and lower rates revenues.
Compared to 4Q21, revenues increased 61%, reflecting a seasonal increase in client activity across securitized products and global credit products as well as an increase in macro revenues,

partially offset by lower emerging markets revenues. Securitized products revenues increased, driven by higher agency and non-agency trading activity. In addition, global credit products revenues increased, reflecting higher leveraged finance trading activity due to increased volatility and trading volumes. Macro revenues increased, primarily due to higher revenues in our rates business, partially offset mainly by lower foreign exchange revenues in Turkey. These increases were partially offset by lower emerging markets revenues, primarily driven by the trading losses related to Russia's invasion of Ukraine.
Equity sales and trading
In 1Q22, equity sales and trading revenues of CHF 504 million decreased 46% compared to 1Q21, reflecting lower prime services, equity derivatives and cash equities results. Prime services revenues decreased, consistent with a decline in client balances in light of our strategy to resize our franchise. Equity derivatives revenues delivered strong results, albeit lower compared to a strong prior year, reflecting lower structured and corporate equity derivatives trading activity. Cash equities revenues decreased compared to a strong prior year, due to lower secondary trading revenues in Asia and the US.
Compared to 4Q21, revenues increased 36%, reflecting higher equity derivatives and cash equities trading activity driven by increased trading volumes and a seasonal increase in client activity, partially offset by lower prime services revenues. Equity derivatives revenues increased significantly, driven by increased structured equity and flow equity derivatives trading revenues due to high levels of volatility. In addition, cash equities revenues increased, driven by higher trading activity across regions. This was partially offset by lower prime services revenues, consistent with a decline in client balances in light of our strategy to resize our franchise.
Capital markets
In 1Q22, capital markets revenues of CHF 430 million decreased 65% compared to a strong 1Q21, reflecting significantly lower street fees across products. Equity capital markets revenues decreased, driven by significantly lower initial public offering (IPO) and follow-on issuance activity. In addition, debt capital markets revenues decreased, driven by lower leveraged finance and investment grade issuance revenues.
Compared to 4Q21, revenues decreased 20%, driven by lower client activity in equity capital markets, partially offset by higher client activity in debt capital markets. Equity capital markets revenues decreased, driven by significantly reduced IPO issuance activity due to high levels of market volatility. Debt capital markets increased, reflecting a seasonal increase in client activity.
Advisory and other fees
In 1Q22, advisory revenues of CHF 204 million decreased 13% compared to 1Q21, driven by lower revenues from completed mergers and acquisitions (M&A) transactions.
Compared to 4Q21, revenues decreased 33%, reflecting lower revenues from completed M&A transactions.
Provision for credit losses
In 1Q22, we recorded a release of provision for credit losses of CHF 156 million, compared to provision for credit losses of CHF 4,365 million in 1Q21 and a release of provision for credit losses of CHF 7 million in 4Q21. 1Q22 included a release of CHF 155 million pertaining to an assessment of the future recoverability of receivables related to Archegos. The provision for credit losses in 1Q21 was driven by a charge of CHF 4,430 million, or USD 4,707 million, related to Archegos.
Total operating expenses
In 1Q22, total operating expenses of CHF 1,970 million increased 8% compared to 1Q21, primarily reflecting higher compensation and benefits. Compensation and benefits of CHF 1,098 million increased 13%, mainly reflecting higher discretionary compensation expenses. General and administrative expenses of CHF 693 million increased 3%, driven by increased allocated corporate function costs and professional services fees, partially offset by decreased expenses related to real estate disposals and decreased revenue-related costs from capital markets transactions. In 1Q22, we incurred restructuring expenses of CHF 36 million.
Compared to 4Q21, total operating expenses decreased 46%, primarily due to the goodwill impairment charge of CHF 1,623 million in 4Q21. Adjusted total operating expenses increased 5% compared to 4Q21. Compensation and benefits increased 15%, mainly reflecting higher deferred compensation expenses from prior year awards. General and administrative expenses decreased 26%, reflecting lower litigation expenses, decreased revenue-related costs from capital markets transactions and decreased allocated corporate functions costs.

Swiss Bank
In 1Q22, we reported income before taxes of CHF 471 million and net revenues of CHF 1,109 million. Income before taxes increased 14% compared to 1Q21 and decreased 22% compared to 4Q21.
Results summary
1Q22 results
In 1Q22, income before taxes of CHF 471 million increased 14% compared to 1Q21. Net revenues of CHF 1,109 million increased 8%, mainly reflecting higher other revenues and higher recurring commissions and fees, partially offset by lower net interest income. Other revenues in 1Q22 included gains on the sale of real estate of CHF 84 million. Provision for credit losses was CHF 23 million compared to CHF 26 million in 1Q21. Total operating expenses of CHF 615 million increased 4%, mainly reflecting higher compensation and benefits as well as higher general and administrative expenses, partially offset by lower restructuring expenses.
Compared to 4Q21, income before taxes decreased 22%. Net revenues decreased 8%, mainly driven by lower other revenues. Other revenues in 1Q22 included the gains on the sale of real estate. Other revenues in 4Q21 included gains on the sale of real estate of CHF 205 million, partially offset by a loss on the equity investment in SIX of CHF 35 million. Provision for credit losses was CHF 23 million compared to a release of provision for credit losses of CHF 4 million in 4Q21. Total operating expenses were stable, with higher compensation and benefits offset by lower general and administrative expenses.
Capital and leverage metrics
As of the end of 1Q22, we reported RWA of CHF 70.5 billion, CHF 1.7 billion higher compared to the end of 4Q21, mainly related to movements in risk levels in credit risk, primarily relating to increased lending exposures. Leverage exposure of CHF 247.6 billion was stable compared to the end of 4Q21, with business growth offset by lower HQLA.
Divisional results
	in / end of			% change
	1Q22	4Q21	1Q21	QoQ	YoY
Statements of operations (CHF million)
Net revenues	1,109	1,209	1,031	(8)	8
Provision for credit losses	23	(4)	26	–	(12)
Compensation and benefits	391	331	378	18	3
General and administrative expenses	193	240	180	(20)	7
Commission expenses	30	34	28	(12)	7
Restructuring expenses	1	1	7	0	(86)
Total other operating expenses	224	275	215	(19)	4
Total operating expenses	615	606	593	1	4
Income before taxes	471	607	412	(22)	14
Economic profit (CHF million)	154	256	105	(40)	47
Statement of operations metrics
Return on regulatory capital (%)	14.2	18.3	12.1	–	–
Cost/income ratio (%	55.5	50.1	57.5	–	–

Divisional results (continued)
	in / end of			% change
	1Q22	4Q21	1Q21	QoQ	YoY
Net revenue detail (CHF million)
Net interest income	576	587	591	(2)	(3)
Recurring commissions and fees	336	332	314	1	7
Transaction-based revenues	136	138	142	(1)	(4)
Other revenues	61	152	(16)	(60)	–
Net revenues	1,109	1,209	1,031	(8)	8
Balance sheet statistics (CHF million)
Total assets	222,152	221,478	229,782	0	(3)
Risk-weighted assets	70,466	68,764	73,361	2	(4)
Leverage exposure	247,624	247,509	253,833	0	(2)
Client business volume (CHF billion)
Client assets [1]	707.9	728.7	690.6	(3)	3
Net loans	162.8	161.2	165.2	1	(1)
Client business volume	870.7	889.9	855.8	(2)	2
Margins on assets under management (annualized) (bp)
Gross margin [2]	75	82	74	–	–
Net margin [3]	32	41	29	–	–
Number of relationship managers
Number of relationship managers	1,680	1,630	1,660	3	1
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income. Other revenues include fair value gains/(losses) on synthetic securitized loan portfolios and other gains and losses.

1
Client assets is a broader measure than assets under management as it includes transactional accounts and assets under custody (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

2 Net revenues divided by average assets under management.
3 Income before taxes divided by average assets under management.
Reconciliation of adjustment items
	Swiss Bank
in	1Q22	4Q21	1Q21
Results (CHF million)
Net revenues	1,109	1,209	1,031
Real estate (gains)/losses	(84)	(205)	0
(Gain)/loss on equity investment in SIX Group AG	(3)	35	0
Adjusted net revenues	1,022	1,039	1,031
Provision for credit losses	23	(4)	26
Total operating expenses	615	606	593
Restructuring expenses	(1)	(1)	(7)
Adjusted total operating expenses	614	605	586
Income before taxes	471	607	412
Adjusted income before taxes	385	438	419
Adjusted economic profit	90	129	111
Adjusted return on regulatory capital (%)	11.6	13.2	12.4
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.

Results details
Net revenues
Compared to 1Q21, net revenues of CHF 1,109 million increased 8%, mainly reflecting higher other revenues and higher recurring commissions and fees, partially offset by lower net interest income. Other revenues in 1Q22 included gains on the sale of real estate of CHF 84 million. Recurring commissions and fees of CHF 336 million increased 7%, mainly driven by higher revenues from our investment in Swisscard, higher discretionary mandate management fees, higher fees from lending activities and higher banking services fees. Net interest income of CHF 576 million decreased 3%, primarily reflecting lower treasury revenues and lower loan margins on stable average loan volumes, partially offset by higher deposit margins on slightly higher average deposit volumes. Transaction-based revenues of CHF 136 million decreased 4%, mainly driven by lower brokerage and product issuing fees, partially offset by higher fees from foreign exchange client business.
Compared to 4Q21, net revenues decreased 8%, mainly driven by lower other revenues. Other revenues in 1Q22 included the gains on the sale of real estate. Other revenues in 4Q21 included gains on the sale of real estate of CHF 205 million, partially offset by a loss on the equity investment in SIX of CHF 35 million. Net interest income decreased 2%, mainly reflecting lower treasury revenues and lower loan margins on stable average loan volumes, partially offset by higher deposit margins on stable average deposit volumes. Transaction-based revenues were stable, with lower corporate advisory fees, offset by higher client activity. 4Q21 included a gain on the sale of an equity investment. Recurring commissions and fees were stable, with higher fees from lending activities, offset by lower investment product management fees.
Provision for credit losses
The loan portfolio is substantially comprised of residential mortgages in Switzerland, loans secured by real estate, securities and other financial collateral as well as unsecured loans to commercial clients and, to a lesser extent, consumer finance loans.
In 1Q22, we recorded provision for credit losses of CHF 23 million compared to provision for credit losses of CHF 26 million in 1Q21 and a release of provision for credit losses of CHF 4 million in 4Q21. The provisions in 1Q22 included CHF 14 million related to the sanctions imposed in connection with the Russian invasion of Ukraine as well as provisions related to our consumer finance business.
Total operating expenses
Compared to 1Q21, total operating expenses of CHF 615 million increased 4%, mainly reflecting higher compensation and benefits as well as higher general and administrative expenses, partially offset by lower restructuring expenses. Compensation and benefits of CHF 391 million increased 3%, primarily reflecting higher allocated corporate function costs and higher deferred compensation expenses from prior-year awards. General and administrative expenses of CHF 193 million increased 7%, mainly driven by higher occupancy expenses, higher advertising and marketing expenses as well as higher professional services fees. 1Q21 included restructuring expenses of CHF 7 million.
Compared to 4Q21, total operating expenses were stable, with higher compensation and benefits offset by lower general and administrative expenses. Compensation and benefits increased 18%, mainly driven by higher discretionary compensation expenses and higher allocated corporate function costs. General and administrative expenses decreased 20%, mainly reflecting lower allocated corporate function costs, lower professional services fees as well as lower advertising and marketing expenses.
Margins
Our gross margin was 75 basis points in 1Q22, an increase of one basis point compared to 1Q21, primarily reflecting higher other revenues, partially offset by a 5.1% increase in average assets under management. Compared to 4Q21, our gross margin was seven basis points lower, mainly driven by lower other revenues on stable average assets under management.
> Refer to “Assets under management” for further information.
Our net margin was 32 basis points in 1Q22, an increase of three basis points compared to 1Q21, driven by higher net revenues, partially offset by the higher average assets under management and higher total operating expenses. Compared to 4Q21, our net margin was nine basis points lower, driven by lower net revenues and higher provision for credit losses on stable average assets under management.
Assets under management
As of the end of 1Q22, assets under management of CHF 582.5 billion were CHF 15.4 billion lower compared to the end of 4Q21, driven by unfavorable market movements, partially offset by net new assets. Net new assets of CHF 6.0 billion were driven by inflows from our institutional clients business.

Assets under management
	in / end of			% change
	1Q22	4Q21	1Q21	QoQ	YoY
Assets under management (CHF billion)
Assets under management	582.5	597.9	571.2	(2.6)	2.0
Average assets under management	588.1	592.5	559.6	(0.7)	5.1
Assets under management by currency (CHF billion)
USD	61.1	62.0	64.4	(1.5)	(5.1)
EUR	25.4	27.0	24.7	(5.9)	2.8
CHF	487.6	499.9	468.4	(2.5)	4.1
Other	8.4	9.0	13.7	(6.7)	(38.7)
Assets under management	582.5	597.9	571.2	(2.6)	2.0
Growth in assets under management (CHF billion)
Net new assets	6.0	1.0	3.8	–	–
Other effects	(21.4)	8.1	16.4	–	–
of which market movements	(22.9)	10.8	11.7	–	–
of which foreign exchange	0.1	(2.9)	5.0	–	–
of which other	1.4	0.2	(0.3)	–	–
Growth in assets under management	(15.4)	9.1	20.2	–	–
Growth in assets under management (annualized) (%)
Net new assets	4.0	0.7	2.8	–	–
Other effects	(14.3)	5.5	11.9	–	–
Growth in assets under management (annualized)	(10.3)	6.2	14.7	–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	1.4	1.1	3.0	–	–
Other effects	0.6	7.4	13.9	–	–
Growth in assets under management (rolling four-quarter average)	2.0	8.5	16.9	–	–

Asset Management
In 1Q22, we reported income before taxes of CHF 53 million and net revenues of CHF 361 million. Income before taxes decreased 60% and 43% compared to 1Q21 and 4Q21, respectively.
Results summary
1Q22 results
In 1Q22, we reported income before taxes of CHF 53 million, which decreased 60% compared to 1Q21, reflecting reduced net revenues and increased operating expenses. Net revenues of CHF 361 million decreased 10% compared to 1Q21, driven by lower performance, transaction and placement revenues, partially offset by higher investment and partnership income. Total operating expenses of CHF 308 million increased 14% compared to 1Q21, mainly due to higher general and administrative expenses and compensation and benefits.
Compared to 4Q21, income before taxes decreased 43%, reflecting lower net revenues. Net revenues decreased 10%, driven by lower performance, transaction and placement revenues, partially offset by increased investment and partnership income. Total operating expenses were stable, with lower general and administrative expenses and commission expenses offset by higher compensation and benefits.
Capital and leverage metrics
As of the end of 1Q22, we reported RWA of CHF 8.1 billion, a decrease of CHF 0.3 billion compared to the end of 4Q21. Leverage exposure of CHF 2.8 billion increased CHF 0.1 billion compared to the end of 4Q21.
Divisional results
	in / end of			% change
	1Q22	4Q21	1Q21	QoQ	YoY
Statements of operations (CHF million)
Net revenues	361	399	400	(10)	(10)
Provision for credit losses	0	(2)	0	100	–
Compensation and benefits	165	156	155	6	6
General and administrative expenses	114	120	86	(5)	33
Commission expenses	29	32	27	(9)	7
Restructuring expenses	0	0	1	–	(100)
Total other operating expenses	143	152	114	(6)	25
Total operating expenses	308	308	269	0	14
Income before taxes	53	93	131	(43)	(60)
Economic profit (CHF million)	28	57	84	(51)	(67)
Statement of operations metrics
Return on regulatory capital (%)	25.9	44.5	54.5	–	–
Cost/income ratio (%)	85.3	77.2	67.3	–	–

Divisional results (continued)
	in / end of			% change
	1Q22	4Q21	1Q21	QoQ	YoY
Net revenue detail (CHF million)
Management fees	272	286	279	(5)	(3)
Performance, transaction and placement revenues	46	94	92	(51)	(50)
Investment and partnership income	43	19	29	126	48
Net revenues	361	399	400	(10)	(10)
of which recurring commissions and fees	272	286	280	(5)	(3)
of which transaction- and performance-based revenues	79	123	97	(36)	(19)
of which other revenues	10	(10)	23	–	(57)
Balance sheet statistics (CHF million)
Total assets	3,659	3,603	4,163	2	(12)
Risk-weighted assets	8,107	8,446	9,797	(4)	(17)
Leverage exposure	2,792	2,737	3,380	2	(17)
Management fees include fees on assets under management and asset administration revenues. Performance revenues relate to the performance or return of the funds being managed and includes investment-related gains and losses from proprietary funds. Transaction fees relate to the acquisition and disposal of investments in the funds being managed. Placement revenues arise from our third-party private equity fundraising activities and secondary private equity market advisory services. Investment and partnership income includes equity participation income from seed capital returns and from minority investments in third-party asset managers, income from strategic partnerships and distribution agreements and other revenues.

Reconciliation of adjustment items
	Asset Management
in	1Q22	4Q21	1Q21
Results (CHF million)
Net revenues	361	399	400
Real estate (gains)/losses	(2)	0	0
Adjusted net revenues	359	399	400
Provision for credit losses	0	(2)	0
Total operating expenses	308	308	269
Restructuring expenses	0	0	(1)
Expenses related to real estate disposals	0	0	(1)
Adjusted total operating expenses	308	308	267
Income before taxes	53	93	131
Adjusted income before taxes	51	93	133
Adjusted economic profit	27	57	86
Adjusted return on regulatory capital (%)	25.3	44.7	55.2
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.
Results detail
Net revenues
Compared to 1Q21, net revenues of CHF 361 million decreased 10%, mainly due to lower performance, transaction and placement revenues, partially offset by stronger investment and partnership income. Performance, transaction and placement revenues of CHF 46 million decreased 50% compared to 1Q21, mainly reflecting investment-related losses in 1Q22 compared to gains in 1Q21 and lower performance fees and transaction fees. Management fees of CHF 272 million decreased 3% compared to 1Q21, mainly reflecting increased investor bias towards passive products and margin pressure. Investment and partnership income of CHF 43 million increased 48%, mainly due to higher investment related gains.
Compared to 4Q21, net revenues decreased 10% driven by lower performance, transaction and placement revenues, partially offset by increased investment and partnership income. Performance, transaction and placement revenues decreased 51%, primarily driven by lower placement fees, investment-related losses in 1Q22 compared to gains in 4Q21 and lower transaction fees. Management fees decreased 5% compared to 4Q21, mainly reflecting lower average assets under management. Investment and partnership increased 126%, mainly due to higher investment-related gains.
Total operating expenses
Compared to 1Q21, total operating expenses of CHF 308 million increased 14%, mainly due to higher general and administrative expenses and compensation and benefits. General and administrative expenses of CHF 114 million increased 33%, mainly reflecting increased professional services fees relating to the wind down and administration of our supply chain finance funds and higher Group-wide technology, risk and compliance costs. Compensation and benefits of CHF 165 million increased 6%, primarily driven by higher discretionary compensation expenses, partially offset by lower salary expenses, mainly related to the sale of a private equity investment of a fund in 1Q21.
Compared to 4Q21, total operating expenses were stable, with lower general and administrative expenses and commission expenses offset by higher compensation and benefits. General and administrative expenses decreased 5%, mainly driven by lower professional services fees relating to the wind down and administration of our supply chain finance funds. Compensation and benefits increased 6%, primarily driven by higher deferred compensation expenses from prior-year awards.
Assets under management
As of the end of 1Q22, assets under management of CHF 462.0 billion were CHF 14.8 billion lower compared to the end of 4Q21, reflecting unfavorable market movements and net asset outflows of CHF 0.6 billion, partially offset by favorable foreign exchange-related movements. Net asset outflows were mainly driven by outflows from alternative investments, partially offset by inflows from investments and partnerships, primarily related to an emerging markets joint venture, and from traditional investments, primarily related to index solutions despite outflows in fixed income and equities.
Assets under management
	in / end of				% change
	1Q22	4Q21	1Q21		QoQ	YoY
Assets under management (CHF billion)
Traditional investments	291.5	306.6	291.7		(4.9)	(0.1)
Alternative investments	116.9	116.3	116.7		0.5	0.2
Investments and partnerships	53.6	53.9	49.6		(0.6)	8.1
Assets under management	462.0	476.8	458.0		(3.1)	0.9
Average assets under management	467.8	472.0	450.5		(0.9)	3.8
Assets under management by currency (CHF billion)
USD	114.0	120.8	126.7		(5.6)	(10.0)
EUR	52.9	57.4	57.3		(7.8)	(7.7)
CHF	234.7	238.7	219.9		(1.7)	6.7
Other	60.4	59.9	54.1		0.8	11.6
Assets under management	462.0	476.8	458.0		(3.1)	0.9
Growth in assets under management (CHF billion)
Net new assets [1]	(0.6)	4.7	10.3		–	–
Other effects	(14.2)	(2.6)	7.4		–	–
of which market movements	(15.0)	3.5	5.5		–	–
of which foreign exchange	1.7	(6.2)	12.2		–	–
of which other	(0.9)	0.1	(10.3)	[2]	–	–
Growth in assets under management	(14.8)	2.1	17.7		–	–
Growth in assets under management (annualized) (%)
Net new assets	(0.5)	4.0	9.4		–	–
Other effects	(11.9)	(2.2)	6.7		–	–
Growth in assets under management (annualized)	(12.4)	1.8	16.1		–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	0.8	3.3	6.3		–	–
Other effects	0.1	5.0	5.5		–	–
Growth in assets under management (rolling four-quarter average)	0.9	8.3	11.8		–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Includes CHF 7.9 billion relating to the exit of our supply chain finance funds business.

Corporate Center
In 1Q22, we reported a loss before taxes of CHF 719 million compared to income before taxes of CHF 32 million in 1Q21 and a loss before taxes of CHF 533 million in 4Q21.
Corporate Center composition
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group, including costs associated with the evolution of our legal entity structure to meet developing and future regulatory requirements, and certain other expenses and revenues that have not been allocated to the segments. Corporate Center further includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Treasury results include the impact of volatility in the valuations of certain central funding transactions such as structured notes issuances and swap transactions. Treasury results also include additional interest charges from transfer pricing to align funding costs to assets held in the Corporate Center and legacy funding costs. The Asset Resolution Unit is separately presented within our Corporate Center disclosures, including related asset funding costs. Certain activities not linked to the underlying portfolio, such as legacy funding costs, legacy litigation provisions, a specific client compliance function and noncontrolling interests without significant economic interest are recorded in the Corporate Center and are not reflected in the Asset Resolution Unit. Other revenues primarily include required elimination adjustments associated with trading in own shares, treasury commissions charged to divisions, the cost of certain hedging transactions executed in connection with the Group’s RWA and valuation hedging impacts from long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Compensation and benefits include fair value adjustments on certain deferred compensation plans not allocated to the segments and fair value adjustments on certain other long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Results summary
1Q22 results
In 1Q22, we reported a loss before taxes of CHF 719 million compared to income before taxes of CHF 32 million in 1Q21 and a loss before taxes of CHF 533 million in 4Q21. Negative net revenues of CHF 173 million in 1Q22 were primarily driven by negative treasury results. Total operating expenses of CHF 547 million increased 260% compared to 1Q21, mainly due to higher general and administrative expenses, driven by higher litigation provisions of CHF 435 million in 1Q22, mainly legacy litigation provisions in connection with mortgage-related matters. Compared to 4Q21, total operating expenses increased 18%, mainly driven by higher compensation and benefits and higher general and administrative expenses.
Corporate Center results
	in / end of			% change
	1Q22	4Q21	1Q21	QoQ	YoY
Statements of operations (CHF million)
Treasury results	(254)	(130)	129	95	–
Asset Resolution Unit	39	17	(33)	129	–
Other	42	44	78	(5)	(46)
Net revenues	(173)	(69)	174	151	–
Provision for credit losses	(1)	0	(10)	–	(90)
Compensation and benefits	55	5	35	–	57
General and administrative expenses	486	446	102	9	376
Commission expenses	7	13	18	(46)	(61)
Restructuring expenses	(1)	0	(3)	–	(67)
Total other operating expenses	492	459	117	7	321
Total operating expenses	547	464	152	18	260
Income/(loss) before taxes	(719)	(533)	32	35	–
of which Asset Resolution Unit	10	(10)	(68)	–	–
Balance sheet statistics (CHF million)
Total assets	55,529	55,314	57,497	0	(3)
Risk-weighted assets	48,780	46,290	41,927	5	16
Leverage exposure	58,384	57,889	61,749	1	(5)

Reconciliation of adjustment items
	Corporate Center
in	1Q22	4Q21	1Q21
Results (CHF million)
Net revenues	(173)	(69)	174
(Gains)/losses on business sales	0	4	0
Adjusted net revenues	(173)	(65)	174
Provision for credit losses	(1)	0	(10)
Total operating expenses	547	464	152
Restructuring expenses	1	0	3
Major litigation provisions	(423)	(362)	(15)
Archegos	0	5	0
Adjusted total operating expenses	125	107	140
Income/(loss) before taxes	(719)	(533)	32
Adjusted income/(loss) before taxes	(297)	(172)	44
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.
Capital and leverage metrics
As of the end of 1Q22, we reported RWA of CHF 48.8 billion, an increase of CHF 2.5 billion compared to the end of 4Q21, primarily driven by internal model and parameter updates, mainly in operational risk, related to the annual recalibration of the advanced measurement approach (AMA). The AMA model was also updated to reflect increased litigation provisions in 2021 in connection with legacy litigation matters. Leverage exposure was CHF 58.4 billion as of the end of 1Q22, an increase of CHF 0.5 billion compared to the end of 4Q21, mainly driven by an increase in our centrally held balance of HQLA, partially offset by lower business usage.
Results details
Net revenues
In 1Q22, we reported negative net revenues of CHF 173 million compared to net revenues of CHF 174 million in 1Q21 and negative net revenues of CHF 69 million in 4Q21.
Negative treasury results of CHF 254 million in 1Q22 primarily reflected losses of CHF 77 million relating to hedging volatility, losses of CHF 58 million relating to fair value option volatility on own debt, losses of CHF 50 million with respect to structured notes volatility, losses of CHF 38 million relating to fair value money market instruments and losses of CHF 30 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs. In 1Q21, positive treasury results of CHF 129 million primarily reflected gains of CHF 70 million with respect to structured notes volatility, gains of CHF 52 million relating to hedging volatility and gains of CHF 14 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs. In 4Q21, negative treasury results of CHF 130 million primarily reflected losses of CHF 88 million relating to hedging volatility, losses of CHF 23 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs, and losses of CHF 20 million relating to fair value option volatility on own debt.
In the Asset Resolution Unit, we reported net revenues of CHF 39 million in 1Q22 compared to negative net revenues of CHF 33 million in 1Q21 and net revenues of CHF 17 million in 4Q21. Compared to 1Q21, the movement was driven by higher revenues from portfolio assets and lower asset funding costs. Compared to 4Q21, the movement was driven by lower asset funding costs.
In 1Q22, other revenues of CHF 42 million decreased CHF 36 million compared to 1Q21 and CHF 2 million compared to 4Q21, mainly reflecting the negative valuation impact from long-dated legacy deferred compensation and retirement programs, partially offset by the elimination of gains from trading in own shares.
Provision for credit losses
In 1Q22, we recorded a release of provision for credit losses of CHF 1 million compared to CHF 10 million in 1Q21 and CHF 0 million in 4Q21.
Total operating expenses
Total operating expenses of CHF 547 million increased CHF 395 million compared to 1Q21, mainly reflecting an increase in general and administrative expenses. General and administrative expenses of CHF 486 million increased CHF 384 million, reflecting higher litigation provisions of CHF 435 million in 1Q22, mainly legacy litigation provisions in connection with mortgage-related matters. Compensation and benefits increased CHF 20 million, mainly driven by increases in discretionary compensation expenses, partially offset by lower expenses for long-dated legacy deferred compensation and retirement programs.
Compared to 4Q21, total operating expenses increased CHF 83 million, reflecting increases in compensation and benefits and general and administrative expenses. Compensation and benefits increased CHF 50 million, primarily reflecting higher deferred compensation expenses from prior-year awards. General and administrative expenses increased CHF 40 million, mainly reflecting the higher litigation provisions.

Asset Resolution Unit
	in / end of			% change
	1Q22	4Q21	1Q21	QoQ	YoY
Statements of operations (CHF million)
Revenues from portfolio assets	61	61	14	0	336
Asset funding costs	(22)	(44)	(47)	(50)	(53)
Net revenues	39	17	(33)	129	–
Provision for credit losses	(1)	0	(1)	–	0
Compensation and benefits	15	14	19	7	(21)
General and administrative expenses	14	12	15	17	(7)
Commission expenses	1	1	2	0	(50)
Total other operating expenses	15	13	17	15	(12)
Total operating expenses	30	27	36	11	(17)
Income/(loss) before taxes	10	(10)	(68)	–	–
Balance sheet statistics (CHF million)
Total assets	9,982	11,833	13,501	(16)	(26)
Risk-weighted assets (USD) [1]	6,845	7,539	8,874	(9)	(23)
Leverage exposure (USD)	15,765	18,362	20,389	(14)	(23)
1 Risk-weighted assets excluding operational risk were USD 6,227 million, USD 6,585 million and USD 7,523 million as of the end of 1Q22, 4Q21 and 1Q21, respectively.

Assets under management
As of the end of 1Q22 assets under management were CHF 1,554.9 billion, 3.7% lower compared to the end of 4Q21 with net new assets of CHF 7.9 billion in 1Q22.
Assets under management, client assets and net new assets
	end of			% change
	1Q22	4Q21	1Q21	QoQ	YoY
Assets under management (CHF billion)
Wealth Management	707.0	742.6	757.0	(4.8)	(6.6)
Swiss Bank	582.5	597.9	571.2	(2.6)	2.0
Asset Management	462.0	476.8	458.0	(3.1)	0.9
Assets managed across businesses [1]	(196.6)	(203.3)	(190.2)	(3.3)	3.4
Assets under management	1,554.9	1,614.0	1,596.0	(3.7)	(2.6)
of which discretionary assets	514.0	526.6	506.5	(2.4)	1.5
of which advisory assets	1,040.9	1,087.4	1,089.5	(4.3)	(4.5)
Client assets (CHF billion) [2]
Wealth Management	942.7	995.7	1,029.0	(5.3)	(8.4)
Swiss Bank	707.9	728.7	690.6	(2.9)	2.5
Asset Management	462.0	476.8	458.0	(3.1)	0.9
Assets managed across businesses	(196.6)	(203.3)	(190.2)	(3.3)	3.4
Client assets	1,916.0	1,997.9	1,987.4	(4.1)	(3.6)
in	1Q22	4Q21	1Q21
Net new assets (CHF billion)
Wealth Management	4.8	(2.9)	14.5
Swiss Bank	6.0	1.0	3.8
Asset Management [3]	(0.6)	4.7	10.3
Assets managed across businesses	(2.3)	(1.2)	(0.2)
Net new assets	7.9	1.6	28.4
1 Represents assets managed by Asset Management for the other businesses.
2
Client assets is a broader measure than assets under management as it includes transactional accounts and assets under custody (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

3 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
Results summary
1Q22 results
As of the end of 1Q22, assets under management of CHF 1,554.9 billion decreased CHF 59.1 billion compared to the end of 4Q21. The decrease was driven by unfavorable market movements and structural effects, partially offset by foreign exchange-related movements and net new assets of CHF 7.9 billion. Structural effects included certain de-risking measures and outflows of CHF 10.4 billion related to the sanctions imposed in connection with the Russian invasion of Ukraine.
Net new assets of CHF 7.9 billion in 1Q22 mainly reflected inflows across the following businesses. Net new assets of CHF 6.0 billion in Swiss Bank were driven by inflows from the institutional clients business. Net new assets of CHF 4.8 billion in Wealth Management mainly reflected inflows from the Swiss ultra-high-net-worth business, Asia Pacific and the external asset manager business. These inflows were partially offset by net asset outflows of CHF 0.6 billion in Asset Management, which were mainly driven by outflows from alternative investments, partially offset by inflows from investments and partnerships, primarily related to an emerging markets joint venture, and from traditional investments, primarily related to index solutions despite outflows in fixed income and equities.
> Refer to “Wealth Management”, “Swiss Bank” and “Asset Management” for further information.

Assets under management and net new assets by region
	end of			% change
	1Q22	4Q21	1Q21	QoQ	YoY
Assets under management (CHF billion)
Switzerland	1,030.0	1,061.5	1,014.2	(3.0)	1.6
EMEA	300.2	330.3	329.4	(9.1)	(8.9)
Asia Pacific	266.2	274.2	293.6	(2.9)	(9.3)
Americas	155.1	151.3	149.0	2.5	4.1
Assets managed across regions	(196.6)	(203.3)	(190.2)	(3.3)	3.4
Assets under management	1,554.9	1,614.0	1,596.0	(3.7)	(2.6)
in	1Q22	4Q21	1Q21
Net new assets (CHF billion)
Switzerland	10.0	0.3	11.3
EMEA	0.2	0.9	6.7
Asia Pacific	2.5	0.2	7.9
Americas	(2.5)	1.4	2.7
Assets managed across regions	(2.3)	(1.2)	(0.2)
Net new assets	7.9	1.6	28.4

Additional financial metrics
Balance sheet
As of the end of 1Q22, total assets of CHF 739.6 billion decreased 2% compared to 4Q21, reflecting lower operating activities, partially offset by a positive foreign exchange translation impact. Excluding the foreign exchange translation impact, total assets decreased CHF 19.3 billion.
Total shareholders’ equity
Credit Suisse’s total shareholders’ equity was CHF 44.4 billion as of the end of 1Q22 compared to CHF 44.0 billion as of the end of 4Q21. Total shareholders’ equity was positively impacted by gains on fair value elected liabilities relating to credit risk, an increase in the share-based compensation obligation and foreign exchange-related movements on cumulative translation adjustments, partially offset by losses in cash flow hedges and a net loss attributable to shareholders.
Liquidity coverage ratio
Our average liquidity coverage ratio was 196% as of the end of 1Q22, a decrease compared to 203% at the end of 4Q21. The ratio reflects a continued conservative liquidity position and remains above the liquidity requirements across the Group’s branches and subsidiaries.
Net Stable Funding Ratio
The net stable funding ratio was 128% as of the end of 1Q22 compared to 127% as of the end of 4Q21.
Capital metrics
The CET1 ratio was 13.8% as of the end of 1Q22 compared to 14.4% as of the end of 4Q21. The tier 1 ratio was 19.5% as of the end of 1Q22 compared to 20.3% as of the end of 4Q21. The total capital ratio was 19.7% as of the end of 1Q22 compared to 20.5% as of the end of 4Q21.
CET1 capital was CHF 37.7 billion as of the end of 1Q22, a 2% decrease compared to CHF 38.5 billion as of the end of 4Q21, mainly reflecting the regulatory adjustment of deferred tax assets relating to net operating losses and the net loss attributable to shareholders, partially offset by a positive foreign exchange impact. Total eligible capital was CHF 53.7 billion as of the end of 4Q21, a 2% decrease compared to CHF 54.9 billion as of the end of 4Q21, mainly reflecting lower CET1 capital and lower additional tier 1 capital.
RWA was CHF 273.0 billion as of the end of 1Q22, a 2% increase compared to CHF 267.8 billion as of the end of 4Q21. The increase in RWA was mainly related to internal model and parameter updates, primarily in operational risk and the foreign exchange impact.
Leverage metrics
The BIS tier 1 leverage ratio was 6.1% as of the end of 1Q21, with a BIS CET1 component of 4.3%.
BIS capital and leverage metrics
end of	1Q22	4Q21
Capital metrics
Risk-weighted assets (CHF billion)	273.0	267.8
CET1 ratio (%)	13.8	14.4
Tier 1 ratio (%)	19.5	20.3
Total capital ratio (%)	19.7	20.5
Leverage metrics
Leverage exposure (CHF billion)	878.0	889.1
CET1 leverage ratio (%)	4.3	4.3
Tier 1 leverage ratio (%)	6.1	6.1
Refer to the Appendix for additional information on BIS and Swiss capital and leverage metrics.
The leverage exposure was CHF 878.0 billion as of the end of 1Q22, stable compared to CHF 889.1 billion as of the end of 4Q21.
Credit Suisse AG – parent company
Credit Suisse AG (Bank parent company)’s Swiss CET1 ratio increased from 11.4% as of January 1, 2022, to 11.8% as of the end of 1Q22, primarily driven by capital distributions from its Swiss and US participations.
In addition to the capital distributions already received in 1Q22, further significant capital distributions to the Bank parent company are expected by the end of 2022, primarily from its US and UK participations and subject to regulatory approval.
> Refer to “FINMA decrees” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2021 for further information.

Important information
The Group has not finalized its 1Q22 Financial Report and the Group’s independent registered public accounting firm has not completed its review of the condensed consolidated financial statements (unaudited) for the period. Accordingly, the financial information contained in this Earnings Release is subject to completion of quarter-end procedures, which may result in changes to that information. Certain reclassifications have been made to prior periods to conform to the current presentation.
For purposes of this Earnings Release, unless the context otherwise requires, the terms “Credit Suisse”, “the Group”, “we”, “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and these terms are used to refer to both when the subject is the same or substantially similar. The term “the Bank” is used when referring to Credit Suisse AG and its consolidated subsidiaries.
Information referenced in this Earnings Release, whether via website links or otherwise, is not incorporated into this Earnings Release.
Credit Suisse is subject to the Basel framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements) (in each case, subject to certain phase-in periods), which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse adopted the BIS leverage ratio framework, as issued by the Basel Committee on Banking Supervision and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA.
References to phase-in and look-through included herein refer to Basel requirements and Swiss Requirements. Phase-in reflects that for the years 2013 – 2021, there is a phase-out of certain capital instruments. Look-through assumes the full phase-out of certain capital instruments.
Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from Russia’s invasion of Ukraine), changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.
The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions which is discussed above relates only to those proceedings for which the Group believes an estimate is possible and which are discussed in the litigation note to the Consolidated Financial Statements in the Group’s Annual Report on Form 20-F and updated in its quarterly reports (including the Group 1Q22 Financial Report that is scheduled to be released on May 5, 2022). It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. For additional details, see the litigation note to the Consolidated Financial Statements in the Group’s Annual Report on Form 20-F and in each of its quarterly Financial Reports.
Investors and others should note that we announce important company information (including quarterly earnings releases and financial reports as well as our annual sustainability report) to the investing public using press releases, US Securities and Exchange Commission (SEC) and Swiss ad hoc filings, our website and public conference calls and webcasts. We also routinely use our Twitter account @creditsuisse (https://twitter.com/creditsuisse), our LinkedIn account (https://www.linkedin.com/company/credit-suisse/), our Instagram accounts (https://www.instagram.com/creditsuisse_careers/ and https://www.instagram.com/creditsuisse_ch/), our Facebook account (https://www.facebook.com/creditsuisse/) and other social media channels as additional means to disclose public information, including to excerpt key messages from our public disclosures, including earnings releases. We may share or retweet such messages through certain of our regional accounts, including through Twitter at @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these social media accounts is not a part of this Earnings Release.
Credit Suisse Group AG shares are listed on the SIX stock exchange under the ticker symbol CSGN and – in the form of American Depositary Shares, as evidenced by American Depositary Receipts – on the New York Stock Exchange under the ticker symbol CS.
In various tables, use of “–” indicates not meaningful or not applicable.

Appendix
BIS capital metrics – Group
			% change
end of	1Q22	4Q21	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	37,713	38,529	(2)
Tier 1 capital	53,204	54,373	(2)
Total eligible capital	53,676	54,852	(2)
Risk-weighted assets	273,043	267,787	2
Capital ratios (%)
CET1 ratio	13.8	14.4	–
Tier 1 ratio	19.5	20.3	–
Total capital ratio	19.7	20.5	–
Eligible capital – Group
				% change
end of	1Q22	4Q21		QoQ
Eligible capital (CHF million)
Total shareholders' equity	44,442	43,954		1
Adjustments
Regulatory adjustments [1]	70	157		(55)
Goodwill [2]	(2,909)	(2,893)		1
Other intangible assets [2]	(49)	(50)		(2)
Deferred tax assets that rely on future profitability	(1,307)	(881)		48
Shortfall of provisions to expected losses	(254)	(220)		15
(Gains)/losses due to changes in own credit on fair-valued liabilities	1,065	2,144		(50)
Defined benefit pension assets [2]	(3,403)	(3,280)		4
Investments in own shares	(523)	(477)		10
Other adjustments [3]	581	75		–
Total adjustments	(6,729)	(5,425)		24
CET1 capital	37,713	38,529		(2)
High-trigger capital instruments (7% trigger)	11,135	11,399		(2)
Low-trigger capital instruments (5.125% trigger)	4,356	4,445		(2)
Additional tier 1 capital	15,491	15,844		(2)
Tier 1 capital	53,204	54,373		(2)
Tier 2 low-trigger capital instruments (5% trigger)	472	479		(1)
Tier 2 capital	472	479	[4]	(1)
Total eligible capital	53,676	54,852	[4]	(2)
1 Includes certain adjustments, such as a cumulative dividend accrual.
2 Net of deferred tax liability.
3 Includes reversals of cash flow hedge reserves.
4
Amounts are shown on a look-through basis. Certain tier 2 instruments were subject to phase out and are no longer eligible as of January 1, 2022. As of 4Q21, total eligible capital was CHF 55,074 million, including CHF 222 million of such instruments, and the total capital ratio was 20.6%.

1Q22 Capital movement – Group
CET1 capital (CHF million)
Balance at beginning of period	38,529
Net income/(loss) attributable to shareholders	(273)
Foreign exchange impact [1]	173
Regulatory adjustment of deferred tax assets relating to net operating losses	(411)
Other [2]	(305)
Balance at end of period	37,713
Additional tier 1 capital (CHF million)
Balance at beginning of period	15,844
Foreign exchange impact	127
Other [3]	(480)
Balance at end of period	15,491
Tier 2 capital (CHF million)
Balance at beginning of period	479
Foreign exchange impact	4
Other	(11)
Balance at end of period	472
Eligible capital (CHF million)
Balance at end of period	53,676
1 Includes US GAAP cumulative translation adjustments and the foreign exchange impact on regulatory CET1 adjustments.
2 Includes a regulatory adjustment of defined benefit pension plan assets, a dividend accrual and the net effect of share-based compensation.
3 Primarily reflects valuation impacts.
Risk-weighted assets – Group
end of	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Group
1Q22 (CHF million)
Credit risk	40,780	56,687	63,550	6,017	18,175	185,209
Market risk	3,142	12,063	37	72	2,093	17,407
Operational risk	16,304	16,714	6,879	2,018	28,512	70,427
Risk-weighted assets	60,226	85,464	70,466	8,107	48,780	273,043
4Q21 (CHF million)
Credit risk	41,061	56,389	61,917	6,395	18,043	183,805
Market risk	2,899	11,524	88	69	1,775	16,355
Operational risk	16,014	16,400	6,759	1,982	26,472	67,627
Risk-weighted assets	59,974	84,313	68,764	8,446	46,290	267,787

Risk-weighted asset movement by risk type – Group
1Q22	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Total
Credit risk (CHF million)
Balance at beginning of period	41,061	56,389	61,917	6,395	18,043	183,805
Foreign exchange impact	236	333	35	43	141	788
Movements in risk levels	(584)	(155)	1,460	(421)	190	490
Model and parameter updates – internal [1]	26	86	138	0	(199)	51
Model and parameter updates – external [2]	41	34	0	0	0	75
Balance at end of period	40,780	56,687	63,550	6,017	18,175	185,209
Market risk (CHF million)
Balance at beginning of period	2,899	11,524	88	69	1,775	16,355
Foreign exchange impact	26	106	1	1	9	143
Movements in risk levels	239	398	(59)	(6)	287	859
Model and parameter updates – internal [1]	(22)	35	7	8	22	50
Balance at end of period	3,142	12,063	37	72	2,093	17,407
Operational risk (CHF million)
Balance at beginning of period	16,014	16,400	6,759	1,982	26,472	67,627
Foreign exchange impact	141	144	59	18	218	580
Model and parameter updates – internal [1]	149	170	61	18	1,822	2,220
Balance at end of period	16,304	16,714	6,879	2,018	28,512	70,427
Total (CHF million)
Balance at beginning of period	59,974	84,313	68,764	8,446	46,290	267,787
Foreign exchange impact	403	583	95	62	368	1,511
Movements in risk levels	(345)	243	1,401	(427)	477	1,349
Model and parameter updates – internal [1]	153	291	206	26	1,645	2,321
Model and parameter updates – external [2]	41	34	0	0	0	75
Balance at end of period	60,226	85,464	70,466	8,107	48,780	273,043
1 Represents movements arising from internally driven updates to models and recalibrations of model parameters specific only to Credit Suisse.
2 Represents movements arising from externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse.
BIS leverage metrics – Group
			% change
end of	1Q22	4Q21	QoQ
Capital and leverage exposure (CHF million)
CET1 capital	37,713	38,529	(2)
Tier 1 capital	53,204	54,373	(2)
Leverage exposure	878,023	889,137	(1)
Leverage ratios (%)
CET1 leverage ratio	4.3	4.3	–
Tier 1 leverage ratio	6.1	6.1	–

Swiss capital metrics – Group
			% change
end of	1Q22	4Q21	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	37,713	38,529	(2)
Going concern capital	53,204	54,372	(2)
Gone concern capital	47,973	46,648	3
Total loss-absorbing capacity (TLAC)	101,177	101,020	0
Swiss risk-weighted assets	273,609	268,418	2
Swiss capital ratios (%)
Swiss CET1 ratio	13.8	14.4	–
Going concern capital ratio	19.4	20.3	–
Gone concern capital ratio	17.5	17.4	–
TLAC ratio	37.0	37.6	–
Rounding differences may occur.
Swiss capital and risk-weighted assets – Group
				% change
end of	1Q22	4Q21		QoQ
Swiss capital (CHF million)
CET1 capital – BIS	37,713	38,529		(2)
Swiss CET1 capital	37,713	38,529		(2)
Additional tier 1 high-trigger capital instruments	11,135	11,398		(2)
Grandfathered additional tier 1 low-trigger capital instruments	4,356	4,445		(2)
Swiss additional tier 1 capital	15,491	15,843		(2)
Going concern capital	53,204	54,372		(2)
Bail-in debt instruments	45,612	44,251		3
Tier 2 low-trigger capital instruments	472	479		(1)
Tier 2 amortization component	1,889	1,918		(2)
Gone concern capital	47,973	46,648	[1]	3
Total loss-absorbing capacity	101,177	101,020		0
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	273,043	267,787		2
Swiss regulatory adjustments [2]	566	631		(10)
Swiss risk-weighted assets	273,609	268,418		2
1
Amounts are shown on a look-through basis. Certain tier 2 instruments and their related tier 2 amortization components were subject to phase out and are no longer eligible as of January 1, 2022. As of 4Q21, gone concern capital was CHF 46,897 million, including CHF 249 million of such instruments.

2 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Group
			% change
end of	1Q22	4Q21	QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	37,713	38,529	(2)
Going concern capital	53,204	54,372	(2)
Gone concern capital	47,973	46,648	3
Total loss-absorbing capacity	101,177	101,020	0
Leverage exposure	878,023	889,137	(1)
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.3	4.3	–
Going concern leverage ratio	6.1	6.1	–
Gone concern leverage ratio	5.5	5.2	–
TLAC leverage ratio	11.5	11.4	–
Rounding differences may occur.

Risk management value-at-risk (VaR)
Risk management VaR measures the Group’s risk exposure managed under the market risk framework and generally includes the trading book positions and banking book positions held at fair value.
One-day, 98% risk management VaR
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit	[1]	Total
CHF million
1Q22
Average	14	44	26	3	30	(67)		50
Minimum	10	37	18	3	25	–	[2]	42
Maximum	19	49	29	7	34	–	[2]	59
End of period	19	42	25	3	26	(70)		45
4Q21
Average	13	43	29	3	32	(72)		48
Minimum	10	37	24	2	30	–	[2]	44
Maximum	15	51	32	3	37	–	[2]	58
End of period	11	37	28	3	32	(66)		45
USD million
1Q22
Average	15	47	28	3	32	(71)		54
Minimum	10	40	19	3	27	–	[2]	46
Maximum	21	52	31	8	37	–	[2]	64
End of period	21	46	27	3	28	(77)		48
4Q21
Average	14	47	31	3	35	(77)		53
Minimum	11	40	26	3	32	–	[2]	48
Maximum	16	55	35	4	40	–	[2]	63
End of period	12	40	30	3	35	(71)		49
Excludes risks associated with counterparty and own credit exposures. Risk management VaR measures the Group's risk exposure managed under the market risk framework and generally includes the trading book positions and banking book positions held at fair value.

1
Diversification benefit represents the reduction in risk that occurs when combining different, not perfectly correlated risk types in the same portfolio and is measured as the difference between the sum of the individual risk types and the risk calculated on the combined portfolio.

2 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Consolidated statements of operations
in	1Q22	4Q21	1Q21
Consolidated statements of operations (CHF million)
Interest and dividend income	2,234	2,253	2,587
Interest expense	(775)	(935)	(933)
Net interest income	1,459	1,318	1,654
Commissions and fees	2,601	3,021	3,737
Trading revenues	(36)	(151)	1,811
Other revenues	388	394	372
Net revenues	4,412	4,582	7,574
Provision for credit losses	(110)	(20)	4,394
Compensation and benefits	2,458	2,145	2,207
General and administrative expenses	2,148	2,182	1,376
Commission expenses	298	283	329
Goodwill impairment	0	1,623	0
Restructuring expenses	46	33	25
Total other operating expenses	2,492	4,121	1,730
Total operating expenses	4,950	6,266	3,937
Income/(loss) before taxes	(428)	(1,664)	(757)
Income tax expense/(benefit)	(151)	416	(526)
Net income/(loss)	(277)	(2,080)	(231)
Net income/(loss) attributable to noncontrolling interests	(4)	5	21
Net income/(loss) attributable to shareholders	(273)	(2,085)	(252)
Earnings/(loss) per share (CHF)
Basic earnings/(loss) per share	(0.10)	(0.83)	(0.10)
Diluted earnings/(loss) per share	(0.10)	(0.83)	(0.10)

Consolidated balance sheets
end of	1Q22	4Q21
Assets (CHF million)
Cash and due from banks	167,950	164,818
Interest-bearing deposits with banks	998	1,323
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	95,282	103,906
Securities received as collateral, at fair value	8,084	15,017
Trading assets, at fair value	106,971	111,141
Investment securities	809	1,005
Other investments	5,794	5,826
Net loans	287,682	291,686
Goodwill	2,931	2,917
Other intangible assets	307	276
Brokerage receivables	18,359	16,687
Other assets	44,387	41,231
Total assets	739,554	755,833
Liabilities and equity (CHF million)
Due to banks	18,891	18,965
Customer deposits	398,624	392,819
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	27,711	35,274
Obligation to return securities received as collateral, at fair value	8,084	15,017
Trading liabilities, at fair value	28,184	27,535
Short-term borrowings	17,399	19,393
Long-term debt	160,320	166,896
Brokerage payables	13,687	13,060
Other liabilities	21,978	22,644
Total liabilities	694,878	711,603
Common shares	106	106
Additional paid-in capital	35,114	34,938
Retained earnings	30,791	31,064
Treasury shares, at cost	(923)	(828)
Accumulated other comprehensive income/(loss)	(20,646)	(21,326)
Total shareholders' equity	44,442	43,954
Noncontrolling interests	234	276
Total equity	44,676	44,230

Total liabilities and equity	739,554	755,833

Consolidated statements of changes in equity
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
1Q22 (CHF million)
Balance at beginning of period	106	34,938	31,064	(828)	(21,326)	43,954	276	44,230
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–	–	–	–	–	(3)	(3)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–	–	–	–	–	6	6
Net income/(loss)	–	–	(273)	–	–	(273)	(4)	(277)
Total other comprehensive income/(loss), net of tax	–	–	–	–	680	680	2	682
Sale of treasury shares	–	(19)	–	4,682	–	4,663	–	4,663
Repurchase of treasury shares	–	–	–	(4,830)	–	(4,830)	–	(4,830)
Share-based compensation, net of tax	–	195	–	53	–	248	–	248
Changes in scope of consolidation, net	–	–	–	–	–	–	(43)	(43)
Balance at end of period	106	35,114	30,791	(923)	(20,646)	44,442	234	44,676
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
Earnings per share
in	1Q22	4Q21	1Q21
Basic net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for basic earnings per share	(273)	(2,085)	(252)
Net income/(loss) attributable to shareholders for diluted earnings per share	(273)	(2,085)	(252)
Weighted-average shares outstanding (million)
For basic earnings per share available for common shares	2,617.9	2,511.3	2,446.6
Dilutive share options and warrants	0.0	0.0	0.0
Dilutive share awards	0.0	0.0	0.0
For diluted earnings per share available for common shares [1,2]	2,617.9	2,511.3	2,446.6
Weighted-average shares outstanding for basic/diluted earnings per share available for mandatory convertible notes	–	93.3	–
Earnings/(loss) per share available for common shares (CHF)
Basic earnings/(loss) per share available for common shares	(0.10)	(0.83)	(0.10)
Diluted earnings/(loss) per share available for common shares	(0.10)	(0.83)	(0.10)
1
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 14.5 million, 13.6 million and 6.5 million for 1Q22, 4Q21 and 1Q21, respectively.

2
Due to the net losses in 1Q22, 4Q21 and 1Q21, 0.8 million, 0.8 million and 0.4 million, respectively, of weighted-average share options and warrants outstanding and 64.8 million, 87.9 million and 92.0 million, respectively, of weighted-average share awards outstanding were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements and that the ongoing COVID-19 pandemic creates significantly greater uncertainty about forward-looking statements in addition to the factors that generally affect our business. These factors include:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels;
■ the ongoing significant negative consequences of the Archegos and supply chain finance funds matters and our ability to successfully resolve these matters;
■ our ability to improve our risk management procedures and policies and hedging strategies;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2022 and beyond;
■ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;
■ potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
■ the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
■ the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
■ geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities;
■ political, social and environmental developments, including climate change;
■ the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
■ the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to protect our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes instituted by us, our counterparties or competitors;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2021.